UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[X] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Stegall, Jimmy K.

   P.O. Box 931

   Durham, NC 27702
2. Issuer Name and Ticker or Trading Symbol
   CCB Financial Corporation (CCB)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   07/00
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   Director
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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
Common Stock                                  07/03/00    R        72            A  $41.0000                    D  Direct
Common Stock                                  07/05/00 (1)U        58,259        D               0              D  Direct
Common Stock                                  07/05/00    U        7,000         D               0              I  by Corporation
Common Stock                                  07/05/00    U        5,176         D               0              I  by Spouse
Common Stock                                  07/05/00    U        728           D               0              I  by Spouse - IRA

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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
Non-Qualified Stock Option     $31.5625        07/05/00       U                          10,000           04/15/97     04/15/07
(right to buy)
Non-Qualified Stock Option     $42.4375        07/05/00       U                          1,500            04/18/00     04/18/10
(right to buy)
Non-Qualified Stock Option     $56.7500        07/05/00       U                          1,200            04/27/99     04/27/09
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     07/05/00  Common Stock                   10,000                    0             D   Direct
(right to buy)
Non-Qualified Stock Option     07/05/00  Common Stock                   1,500                     0             D   Direct
(right to buy)
Non-Qualified Stock Option     07/05/00  Common Stock                   1,200                     0             D   Direct
(right to buy)

Explanation of Responses:

(1)
Each of the Reporting Person's shares of Issuer common stock were surrendered and exchanged for 2.45 shares of National Commerce
Bancorporation ("NCBC") common stock as a result of the merger of Issuer into NCBC.  Additionally, each of the Reporting Person's stock options with the right to buy Issuer common stock were converted into 2.45 stock options with the right to buy NCBC common stock.

SIGNATURE OF REPORTING PERSON
/S/ Stegall, Jimmy K.
DATE 07/19/00